March 7, 2006


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


Re:     NASB Financial, Inc.
        Form 10-K for fiscal year ended September 30, 2005
        Form 10-Q for period ended December 31, 2005
        File Number: 000-24033


Dear Sir or Madam:

The following are in response to the items noted in your letter dated February 22, 2006:


Form 10-K for fiscal year ended September 30, 2005

Signatures, page 21

1. The date of the signatures will be revised so that it agrees with the filing date when the amended Form 10-K/A is filed.

Rule 13A-14(A)/15D-14(A) Certifications, page 21

2. The certifications on page 21 and 22 will be revised to match the form currently set forth in Item 601(B)(31) of Regulation S-K, as follows:

I, Rhonda Nyhus, Vice President and Treasurer, certify that:

1.  I have reviewed this report on Form 10-K of NASB
Financial, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statement were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules
13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-
15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d) disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions);

a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.


2005 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

3. The Company does not have any significant, unusual off-balance sheet arrangements that are reasonably likely to have an impact on current or future financial condition or operations. At September 30, 2005, the Company had stand-by letters of credit totaling $5.5 million, which were not disclosed in the Annual Report due to immateriality.
Commitments to originate and sell loans held for sale are considered derivative instruments under SFAS No. 133, and thus, recognized on the balance sheet. Commitments to originate loans held for investment are not recorded on the balance sheet; however, they are disclosed in Footnote 20.
Based on these facts, management does not believe that it is necessary to amend the 2005 Annual Report. In future
Annual Report filings, a separately captioned section will be added as follows:

Off Balance Sheet Arrangements and Contractual Obligations

     Various commitments and contingent liabilities arise in the normal course of business, which are not required to be recorded on the balance sheet. The most significant of these are loan commitments and standby letters of credit totaling $23.6 million and $5.5 million, respectively, at September 30, 2005. Since commitments may expire unused or be only partially used, these totals do not necessarily reflect future cash requirements. Management does not anticipate any material losses arising from commitments and contingent liabilities and believes that there are no material commitments to extend credit that represent risk of an unusual nature.

     The following table discloses payments due on the Company's contractual obligations at September 30, 2005:

(Note that this table was included in the Liquidity and Capital Resources section of the 2005 Annual Report).

     Management anticipates that the Company will continue to have sufficient funds through repayments and maturities of loans and securities, deposits and borrowings, to meet its commitments.

Liquidity and Capital Resources, page 11

4. There is no calculation for the amount available for distribution from the subsidiary bank in the form of dividends. Each dividend declaration is subject to a 30-day review by the Bank's primary regulator, the Office of Thrift Supervision ("OTS"), which can take exception to any proposed dividend. Declared dividends remain unpaid until management receives written notification of "no exception" from the OTS.

5. The Company's short-term contractual maturities consist primarily of customer and brokered deposits, FHLB advances, and securities sold under agreements to repurchase.

At September 30, 2005, the Bank had Certificate of Deposit
("CD") accounts totaling $374.6 million that mature in one year or less. Although deposit retention is greatly affected by market interest rates, economic conditions and competition, the Bank's historical retention rate is approximately 75%. Scheduled loan maturities are a relatively predictable source of funds. The Bank's loan maturities due in one year are less totaling $354.1 million will be more than adequate to fund any level of non-retained CD maturities.

At September 30, 2005, the Bank had brokered deposit accounts totaling $94.8 million that mature in one year or less. These certificates are readily renewable through various brokers. Upon renewal, the term of such brokered deposits could be lengthened at management's discretion.
At September 30, 2005, the Bank could purchase up to an additional $132.3 million in brokered deposits and remain "well capitalized" as defined by OTS regulations.

The Federal Home Loan Banks are delegated responsibility for providing liquidity to the thrift industry. While there is the possibility of a funding disruption due to a legislative change in the authority or mission of the Federal Home Loan Banks, management believes that the possibility of this occurring without corresponding legislation providing a source of replacement funding is remote. Management has continued to fund primarily with short-term advances due to the current interest rate environment; however, maturity terms of FHLB advances could be lengthened, upon renewal, at management's discretion.
FHLB advances are secured by a blanket pledge agreement of the loan and securities portfolio, as collateral, supported by quarterly reporting of eligible collateral to FHLB.
Available FHLB borrowings are limited to the lesser of a designated percentage of the Bank's assets or eligible collateral, as adjusted by appropriate eligibility and maintenance levels. Management continually monitors the balance of eligible collateral relative to the advances outstanding.

Repurchase agreements are collateralized by mortgage-backed securities and money market accounts. Such agreements are readily renewable through various brokers, and the collateral is highly liquid.

Based upon the above factors, management does not believe there are any significant risks or uncertainties associated with their short-term obligations relative to the current levels of available borrowings. In future filings, the liquidity and capital resources section will be modified to include the amount of gross advances available at FHLB, a description of lending limits imposed by FHLB, and discussion of a contingent funding plan, as follows:

Liquidity and Capital Resources

     Effective July 18, 2001, the OTS adopted a rule that removed the regulation to maintain a specific average daily balance of liquid assets, but retained a provision that requires institutions to maintain sufficient liquidity to ensure their safe and sound operation. North American maintains a level of liquid assets adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals.  The Bank's primary sources of liquidity are
the sale and repayment of loans, retention of existing or newly acquired retail deposits, and FHLB advances.
Management continues to use FHLB advances as a primary
source of short-term funding.  FHLB advances are secured by
a blanket pledge agreement of the loan and securities portfolio, as collateral, supported by quarterly reporting of eligible collateral to FHLB. Available FHLB borrowings are limited based upon a percentage of the Bank's assets and eligible collateral, as adjusted by appropriate eligibility and maintenance levels. Management continually monitors the balance of eligible collateral relative to the
amount of advances outstanding.   At September 30, 2005,
the Bank had available advances at FHLB of $560.8 million, and outstanding advances of $465.9 million. The Bank has established relationships with various brokers, and, as a secondary source of liquidity, the Bank may purchase brokered deposit accounts. At September 30, 2005, the Bank has $94.8 million in brokered deposits, and it could purchase up to an additional $132.3 million in brokered deposits and remain "well capitalized" as defined by the OTS.

     Fluctuations in the level of interest rates typically impact prepayments on mortgage loans and mortgage related securities. During periods of falling rates, these prepayments increase and a greater demand exists for new loans. The Bank's ability to attract and retain customer deposits is partially impacted by area competition and by other alternative investment sources that may be available to the Bank's customers in various interest rate environments. Management is not currently aware of any other trends, market conditions, or other economic factors that could materially impact the Bank's primary sources of funding or affect its future ability to meet obligations as they come due. Although future changes to the level of market interest rates is uncertain, management believes its sources of funding will continue to remain stable during upward and downward interest rate environments. In the unlikely event of a significant change in the availability of the Bank's funding sources, the Bank could obtain funding through the various capital market alternatives available such as an issuance of corporate debt, commercial paper or fed funds.

     The OTS also requires thrift institutions to maintain specified levels of regulatory capital. As of September
30, 2005, the Bank's regulatory capital exceeded all minimum capital requirements, which consist of three components: tangible, core, and risk-based. A schedule, which more fully describes the Bank's regulatory capital requirements, is provided in the notes to the consolidated financial statements.

Consolidated Statements of Cash Flows, page 15

6. Cash flows from the origination and sale of loans held for sale are appropriately disclosed in the operating section of the statement of cash flows in accordance with paragraph 9 of SFAS 102. Principal repayments of mortgage loans receivable held for sale are included in the investing activities section of the Statement of Cash
Flows. Such repayments, which totaled $16.5 million for fiscal year ended September 30, 2005, will be reclassified to the operating section of the cash flow statement in future filings. Management does not believe that a revision to the 2005 Annual Report is necessary.

Note 1 - Summary of Significant Accounting Policies, page
18

7. The following paragraph was excerpted from the Financial Condition section of the MD&A in the 2005 Annual
Report:

     As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank's portfolio and which loans will be sold in the secondary market. Loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities ("MBS") and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released.
Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate.

In future filings. Note 1 will be revised to include a similar discussion with regard to management's decision to designate loans as held for sale or held to maturity.

Note 3 - Mortgage-Backed Securities Available for Sale, page 23

8. This disclosure in Note 3 regarding management's conclusion that their investment in adjustable rate FHLMC participation certificates were not other than temporarily impaired stated that, "based upon evaluation of available evidence, including changes in market interest rates during fiscal years 2005 and 2004, management believes the declines in fair value of these securities are temporary."
In future filings, presuming that, in management's opinion, these securities remain temporarily impaired, management will expand this discussion, and Note 3 will be revised to read as follows:

     Based upon evaluation of available evidence, including
changes in market interest rates during fiscal years 2005
and 2004, management believes the declines in fair value of
these securities, which consist almost exclusively of
moderately-seasoned 5/1 adjustable rate mortgage-backed
securities, are temporary.   The decline in fair value is
due to significant increases in interest rates, which have occurred since these securities were purchased. However, management believes that as these securities approach their reset dates, they will no longer be impaired. Should the impairment of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.


Note 5 - Loans Receivable, page 27

9. In future filings, the applicable paragraph in Note 5 will revised to read as follows:

     During the quarter ended September 30, 2005, the Bank transferred $200.5 million of permanent mortgage loans on residential properties from the held for sale category to the held for investment category. The decision to make this transfer was based upon the fact that there were no foreseeable future events that would cause the Bank to sell these loans. The Bank has both the intent and ability to hold these loans for the foreseeable future or until maturity. The basis at which the loans were transferred was amortized cost, which was lower than market value at the time of transfer.

Note 8 - Investment in LLC's, page 30

10. In future filings, Note 5 will revised to read as follows:

     During the year ended September 30, 2004, the Company became a partner in Central Platte Holdings, LLC, which was formed for the purpose of purchasing eight hundred acres of vacant land in Platte County, Missouri for residential development. This investment is accounted for using the equity method of accounting. The Company's investment in this partnership was $9.6 million at September 30, 2005.
The Company is owner of a fifty-percent (50%) membership interest in Central Platte Holdings, LLC.

     During the year ended September 30, 2002, the Company became a partner in NBH, LLC, which was formed for the purpose of purchasing eighty-six acres of vacant land in Platte County, Missouri for residential and commercial development. The Company's investment in this partnership was $2.6 million at September 30, 2005. This investment is accounted for using the equity method of accounting. The
Company is owner of a fifty-percent (50%) membership interest in NBH, LLC.


Form 10-Q for period ended December 31, 2005

Item 4. Controls and Procedures, page 16

11. The controls and procedures disclosures will be revised to read as follows:

Item 4.  Controls and Procedures

    Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective at the end of the period covered by this quarterly report. There were no changes in the Company's internal control over financial reporting during the period covered by this quarterly report on Form 10-Q that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.


Company Statement

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in SEC filings.
Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the SEC filings. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Upon acceptance of our responses provided above, I will submit amended filings as noted. Please contact me via telephone (816-316-4074) or e-mail (rnyhus@nasb.com) when your review is complete so that I may submit amended filings. If you have additional questions or comments, feel free to contact me.


Sincerely,

/s/ Rhonda Nyhus

Rhonda Nyhus
Vice President and Treasurer